Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction
ExlService.com, Inc.	Delaware
ExlService Philippines, Inc.	Philippines
exlService.com (India) Private Limited	India
Exl Support Services Private Limited	India
ExlService (U.K.) Limited	United Kingdom
ExlService Mauritius Limited	Mauritius
ExlService SEZ BPO Solutions Private Limited	India
ExlService Romania Private Limited S.R.L.	Romania
ExlService Czech Republic S.R.O.	Czech Republic
Inductis Inc.	Delaware
Inductis LLC	Delaware
Inductis (India) Private Limited	India
Inductis (Singapore) PTE Limited	Singapore
Professional Data Management Again, Inc.	Delaware
PDMA International Limited	Delaware